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                                                                    EXHIBIT 99.1


                                  NEWS RELEASE


        FURON COMPANY                         NORTON COMPANY
        29982 Ivy Glenn Drive                 750 E. Swedesford Road
        Laguna Niguel, California 92677       Valley Forge, Pennsylvania 19482
        Contact: Monty Houdeshell             Contact: Dorothy C. Wackerman
        Phone: 949-831-5350                   Phone: 610-341-7428


                             FOR IMMEDIATE RELEASE:


             NORTON COMPANY AND FURON COMPANY ANNOUNCE EXPIRATION
              OF HART-SCOTT-RODINO WAITING PERIOD AND RECEIPT OF
                          GERMAN REGULATORY APPROVAL

        October 18, 1999 -- Laguna Niguel, CA and Valley Forge, PA -- Norton Company and Furon Company (NYSE: FCY) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired as of 11:59 P.M. (EDT) on October 15, 1999. The waiting period refers to the time during which the U.S. government could request additional information or documents with respect to the proposed acquisition by Norton of Furon. Additionally, Norton today announced that the acquisition has received regulatory approval in Germany under the German Act Against Restraints of Competition.

        As previously announced, Norton Company and Furon are parties to a merger agreement. Under the agreement, Norton Company commenced a tender offer on Friday, September 24, 1999, to purchase all of the outstanding shares of Furon at $25.50 per share, net to the seller in cash (excluding any tax effect). The tender offer currently is scheduled to expire at 12:00 midnight (EDT) on Friday, October 22, 1999, but may be extended by Norton under certain conditions. The offer is made on the condition that Norton acquires at least 90% of all outstanding Furon shares. However, if more than 50% but fewer than 90% of such shares are tendered into the offer, Norton will, under certain circumstances, reduce the number of shares subject to the offer to 49.99% of the outstanding shares and subsequently pursue a merger with Furon.

        Furon is a leading designer, developer and manufacturer of highly engineered products made primarily from specially formulated high-performance polymer materials.

        Norton Company is an indirect wholly owned subsidiary of Compagnie de Saint-Gobain. A worldwide manufacturer serving a broad range of industries, Norton is the world's leading manufacturer of abrasives, and produces technologically advanced ceramics, plastics and chemical process products. Norton's performance plastics business unit processes high-performance plastics which are formed into flexible foams, bearings, flexible tubing, radomes, pressure sensitive tapes, labware fittings, sealants and films.

        Saint-Gobain, one of the top 100 industrial companies in the world, is a leading producer of flat glass, glass containers, insulation, reinforcements, building materials, abrasives, industrial ceramics and piping. The company's 1998 sales totaled approximately $20 billion.

        Certain statements contained in this release are forward looking and involve risks and uncertainties. Those risks and uncertainties include, but are not limited to, the effect of general economic conditions, impact of competitive products and pricing, general product demand, industrial production and the other factors disclosed in Furon's Securities and Exchange Commission filings.


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